Chalk Media Corp.
1071 Mainland Street, 2nd Floor
Vancouver, B.C.
V6B 5P9
Tel: (604) 684-9399
Fax: (604) 684-0236

June 21, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: John Stickel, Attorney Advisor

Re:	Chalk Media Corp.
Form 20-F filed April 27, 2007
File No. 000-52587

Dear Mr. Stickel:

          We hereby request that the Chalk Media Corp.’s (the “Company”) Registration Statement on Form 20-F (the “Form 20-F”) be withdrawn. The Company believes that it may be unable to complete its responses to your letter dated May 23, 2007, 2007 with respect to the Form 20-F prior to the Form 20-F becoming automatically effective on June 26, 2007. The Company requests that this withdrawal take effect immediately or as soon thereafter as is practicable. The Company intends to file a new Form 20-F as soon as it is able to complete its responses to your letter.

          Should you have any questions or require additional information regarding the foregoing, please contact the undersigned at:

Chalk Media Corp.
1071 Mainland Street, 2nd Floor
Vancouver, B.C.
V6B 5P9
Tel: (604) 684-9399
Fax: (604) 684-0236

Attention: Grant Sutherland, Chairman

Sincerely,

CHALK MEDIA CORP.
Per:
“Grant Sutherland”

Grant Sutherland, Chairman